Mail Stop 4561
      October 14, 2005

Lawrence S. Adelson
Chief Executive Officer
Heartland Partners, L.P.
53 West Jackson Blvd. Suite 1150
Chicago, IL 60604

	Re:	Heartland Partners, L.P.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-10520

Dear Mr. Adelson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.




								Sincerely,


								Jorge Bonilla